November 1, 2024

Joe Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave, Suite 250
Bainbridge Island, WA 98110

       Re: Banzai International, Inc.
           Registration Statement on Form S-1
           Filed October 16, 2024
           File No. 333-282680
Dear Joe Davy:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. It appears you are seeking to register shares of common stock that have not yet been issued to the selling stockholders. As one example, with respect to the Perkins
       Repayment Agreement, it does not appear that a completed private placement has occurred prior to filing this registration statement. For each private placement or other transactions you are registering shares for, please provide your analysis showing how you determined that there was a completed private placement under
Section 4(a)(2) of
       the Securities Act prior to your attempt to register the resale of the shares. As part of your analysis, consider the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01, 139.06, and 139.09-11. November 1, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Louis Taubman